FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

April 7th , 2004

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants notice regarding 2004 First Quarter Financial Outlook

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 7th, 2004	Nova Measuring Instruments Ltd Nova Measuring Instruments Ltd (the "Registrant") BY: /S/ Chai Toren —————————————— Chai Toren Chief Financial Officer

Company Contact:	Investor relations Contacts:
Chai Toren, CFO and Vice President	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	Gal IR International
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail : Ehud.Helft@galir.com
http://www.nova.co.il	Kenny.Green@galir.com

Nova Measuring Instruments provides 2004 First Quarter Financial Outlook

Company sees 12-14% growth over Q4/03 and more than 90% over Q1/03, and expects to continue the positive trend of revenue growth based on a stronger backlog

Rehovot, Israel – April 8, 2004 – Nova Measuring Instruments Ltd. (NASDAQ: NVMI) announced that revenues for the first quarter of 2004 will grow between 12-14% sequentially and between 90-93% compared to the first quarter of 2003. For the second quarter of 2004, the Company expects revenue growth of between 4-14% growth sequentially, based on overall trends in the industry and a growth in the backlog for the Company’s products.

Orders and revenues in the first quarter of 2004 were typified by the continuation of the 200mm retrofit trend and by a significant increase of sales of the copper CMP systems along with the ramp up of the new 300mm lines. As the Company indicated in its February 2004 conference call, it expects to see this significant trend of 200mm retrofits and upgrades to continue throughout this year along with continuation of sales of the Optical CD systems – stand-alone and Integrated Metrology.

Final results for the first quarter 2004 will be discussed during the company’s scheduled conference call on May 13, 2004.

Dr. Giora Dishon, President & CEO of Nova Measuring Instruments, said, “We are pleased that we expect to meet or exceed our plans and expectations in all areas. We believe this trend will continue in the current quarter and will include: additional 200mm upgrades and retrofits, an accelerated level of expanding existing 300mm lines especially in the Asia Pacific region, more copper/low-K CMP penetration to 90nm manufacturing and Optical CD use in production.”

About Nova

Nova Measuring Instruments Ltd. (NASDAQ: NVMI) develops, designs and produces integrated process control systems for the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.